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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”) hereby updates the information disclosed in the Notice to the Market on November 12, 2021 regarding the Contracts 002/DCTA-COPAC/2014 and 10/DCTA-COPAC/2014, entered into in 2014 among the Brazilian Federal Government, Embraer and one of its subsidiaries (“Contracts”).

After the disclosure of the afore mentioned Notice to the Market, Embraer and the Brazilian Air Force engaged in intense discussions on the subject, the complexity of which required a large number of meetings with the participation of various representatives of both parties.

The successful negotiation process resulted in the execution of amendments to the Contracts to, among other matters, (i) reduce from 28 to 22 the total number of KC-390 Millennium aircraft to be delivered under the terms of the Contracts; and (ii) adjust other contractual clauses as compensation for the reduction mentioned in the previous item to mitigate the impacts for the Company.

The Company's Management estimates that the result of the negotiations reflected in the amendments to the Contracts will generate a reduction in the backlog of approximately US$500 million. Such amendments may result in an immediate impact on Embraer's operating results of up to US$50 million and will be reflected in the 2021 Financial Statements, with no immediate effect on the Company's cash account. We emphasize that the impacts in 2021 do not compromise the achievement of the guidance disclosed by the Company for the year 2021.

Embraer reiterates its commitment to the KC-390/C-390 Millennium project, a new generation multi-mission aircraft, as well as its belief in the export potential of this product, which brings unique innovations in its category and which has already been acquired by two European nations.

Finally, Embraer reiterates its role as a strategic partner of the Brazilian Air Force in the development and implementation of high value-added technological solutions and products, a partnership established more than 50 years ago.

São José dos Campos, February 9, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations